December 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Oragenics Inc.’s Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-169031)

Dear Mr. Riedler,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Oragenics, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-169031), initially filed on August 25, 2010, and subsequently amended on October 5, 2010, (the “Registration Statement”).

The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective. The grounds on which the Company makes this application are that it does not intend to pursue the contemplated public offering at this time. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to its account for future use.

Please contact the undersigned if you have any questions.

Sincerely,

Oragenics, Inc.

By:	/s/David B. Hirsch
David B. Hirsch
President and Chief Executive Officer